SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 TO

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

J.D. Edwards & Company

(Name of Subject Company)

J.D. Edwards & Company

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value

(Title of Class of Securities)

281667105

(CUSIP Number of Class of Securities)

Robert M. Dutkowsky

President and Chief Executive Officer

J.D. Edwards & Company One Technology Way

Denver, CO 80237-3000

(303) 334-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies to:

Herbert P. Fockler

Steve L. Camahort

Jose F. Macias

Jon C. Avina

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

Purpose of Amendment

The purpose of this amendment is to amend and supplement Item 9 in the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed by J.D. Edwards & Company (“J.D. Edwards”) on June 19, 2003 and subsequently amended June 26, 2003, July 3, 2003 and July 8, 2003 (the “Statement”). Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 9.    Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(14)	Articles from a newsletter to employees of J.D. Edwards posted on J.D. Edwards’ internal website (incorporated by reference to J.D. Edwards’ filing pursuant to Rule 425 under the Securities Act on July 8, 2003).

(a)(15)	Article entitled “J.D. Edwards: We’re not up for grabs” posted on J.D. Edwards’ internal website (incorporated by reference to J.D. Edwards’ filing pursuant to Rule 425 under the Securities Act on July 8, 2003).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J.D. EDWARDS & COMPANY

By:	/S/ RICHARD G. SNOW, JR.
Name: Richard G. Snow, Jr. Title: Vice President, General Counsel and Secretary

Date: July 9, 2003